Exhibit 99.2

INVITATION to Shareholders the Annual of General Sunrise Meeting Communications of AG The of Sunrise Annual Communications General Meeting AG will at 10:00 be held CEST on (doors 13 May open 2025 at 09:00 CEST) at 8152 Thurgauerstrasse Glattpark (Opfikon), 101B Switzerland

Dear Shareholders,

I am delighted to invite you to the first Annual General Meeting (**General Meeting**) of Sunrise Communications AG (**Sunrise** or **Company**) as a newly publicly listed company on SIX Swiss Exchange.

Over the past years, Sunrise has continuously strengthened its market position, delivered great value to its customers through high-quality networks and launched innovative telecommunication products and services. In November 2024, Sunrise successfully separated from Liberty Global and, since then, is listed as a standalone company on SIX Swiss Exchange, under the ticker symbol «SUNN». This achievement underscores our confidence in the strength and resilience of Sunrise, as well as its potential.

Sunrise operates within a favourable macroeconomic environment in Switzerland, with strong market shares in the mobile, broadband and TV segments. 2024 was an action-packed year and the numerous positive developments are also reflected in Sunrises financial results. Sunrise ended the financial year 2024 as expected and delivered fully on the financial guidance, with a revenue of CHF 3,018 million and adjusted EBITDAaL of CHF 1,030 million. Adjusted free cash flow (FCF) increased to CHF 363 million (+2.8% YoY) which enables Sunrise to propose a total dividend payment of approximately CHF 240 million to the General Meeting. The dividend payout will be CHF 3.33 per Sunrise Class A Share and CHF 0.33 per Class B Share and provide an attractive dividend yield for all shareholders.

Dividends will be exclusively paid out of reserves from foreign capital contributions and hence treated as a repayment of qualifying additional paid-in capital for Swiss tax purposes. Accordingly, the dividend for the 2024 financial year will not be subject to Swiss withholding tax of 35%. For Swiss resident individuals holding the shares as private assets, the dividend is in principle not subject to Swiss income tax. Sunrise expects this tax treatment to continue for approximately the next five years.

Positioned as the leading challenger in the attractive Swiss telecom market, Sunrise is well-equipped to deliver its long-term vision of sustainable growth by continuing to provide customers with best-in-class networks and attractive service offerings. We are excited about the future and confident in our ability to deliver long-term value for all stakeholders.

Thank you for your continued support.

Best regards,

Michael T. Fries
Chairman of the Board of Directors



The first **Annual Report of Sunrise Communications AG** gives a substantial overview of the business, financial, compensation, sustainability and governance in its organization. The report can be found here:

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OVERVIEW 1. the Approval Annual of Financial the Consolidated Statements Financial for 2024, Statements Vote on the and Non Compensation -Financial Reporting Report 2024 2024 and Advisory Vote on the 1.1 Approval of the Consolidated Financial Statements and the Annual Financial Statements for 2024 1 .2 Vote on the Non-Financial Reporting 2024 1.3 Advisory Vote on the Compensation Report 2024 2. Appropriation of Financial Result and Dividend 3 . Discharge Entrusted with of the Management Board of Directors and the Persons 4. Re-elections to the Board of Directors 4.1 Re-election of the Chairman 4.2 Re-election of Directors 5. Re-elections to the Compensation Committee 6. Re-election of the Auditors 7 . Re Representative -election of the Independent Voting Rights 8 . Compensation Executive Committee of the Board of Directors and the 8.1 Approval of the Maximum Aggregate Amount of Compensation of the Board of Directors 8.2 Approval of the Maximum Aggregate Amount of the Executive Committee for Financial Year 2026 4 Invitation Annual General Meeting Invitation Annual General Meeting 5

AGENDA

1. Approval of the Consolidated Financial Statements and the Annual Financial Statements for 2024, Vote on the Non-Financial Reporting 2024 and Advisory Vote on the Compensation Report 2024

1.1 Approval of the Consolidated Financial Statements and the Annual Financial Statements for 2024

The Board of Directors **proposes** that the consolidated financial statements of Sunrise for the calendar year 2024 and the annual financial statements of Sunrise for the financial year 2024 be approved.

Explanations:
In accordance with article 698 para. 2 items 3 and 4 of the Swiss Code of Obligations (CO) and the Articles of Association, the General Meeting is competent for approving the consolidated and annual financial statements. In its audit reports to the General Meeting, KPMG AG, as auditors, recommends without qualification that the consolidated and annual financial statements of Sunrise be approved.

The consolidated financial statements cover the calendar year 2024 and the (standalone) annual financial statements cover the period from the Company's inception on 3 May 2024 to 31 December 2024.

1.2 Vote on the Non-Financial Reporting 2024

The Board of Directors **proposes** that the non-financial reporting 2024 of Sunrise be approved.

Explanations:
In accordance with article 964c para. 1 CO and the Articles of Association, the General Meeting is competent for approving the non-financial reporting. The Company's non-financial reporting for 2024 is set out on pages 52 to 126 of the Annual Report 2024. The Company's non-financial reporting covers the calendar year 2024.

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1.3 Advisory Vote on the Compensation Report 2024

The Board of Directors **proposes** that the compensation report 2024 of Sunrise be approved in an advisory vote.

Explanations:
In accordance with article 735 para. 3 item 4 CO and the Articles of Association, the Board of Directors submits the compensation report to an advisory vote of the General Meeting. The compensation report 2024 outlines the compensation governance and the compensation framework for the Board of Directors and the Executive Committee, the compensation philosophy and principles for all Sunrise employees, as well as the compensation paid or granted to the members of the Board of Directors and Executive Committee.

2. Appropriation of Financial Result and Dividend

In the financial year 2024, since its inception on 3 May 2024, the Company has accumulated a net loss of kCHF 16,493. As of 31 December 2024, the Company had reserves from foreign capital contributions of kCHF 3,355,364.

The Board of Directors **proposes** that

- the accumulated loss of kCHF 16,493 be carried forward; and
- a dividend from the reserves from foreign capital contributions of CHF 3.33 per Class A Share and CHF 0.33 per Class B Share be distributed.

Explanations:
In accordance with article 698 para. 2 item 4 CO and the Articles of Association, the General Meeting is competent for passing resolutions on the appropriation of the financial result and the payment of dividends and other distributions.

If this proposal is approved, the dividend is expected to be paid on 19 May 2025. The last trading day with entitlement to receive a dividend will be 14 May 2025. The shares will trade ex-dividend as of 15 May 2025. The dividend will not be subject to Swiss withholding tax.[1] Further, for Swiss tax resident individuals holding the shares as private assets, the distribution will not be subject to income tax.

[1] Sunrise expects the Swiss Federal Tax Administration (SFTA) to confirm the disclosed reserves from capital contribution after the General Meeting.

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No dividend will be paid with respect to treasury shares held by the Company and its subsidiaries. Assuming payment of dividends on 69,580,916 registered shares with a par value of CHF 0.10 each (**Class A Shares**) and 25,977,316 registered shares with a par value of CHF 0.01 each (**Class B Shares**), the total dividend amount would be CHF 240.3 million.

3. Discharge of the Board of Directors and the Persons Entrusted with Management

The Board of Directors **proposes** that the members of the Board of Directors and the persons entrusted with management be granted discharge for their activities in the financial year 2024.

Explanations:
In accordance with article 698 para. 2 item 7 CO and the Articles of Association, the General Meeting is competent for granting discharge to the members of the Board of Directors and the persons entrusted with management.

4. Re-elections to the Board of Directors

Explanations:
Pursuant to article 698 para. 2 item 2 and para. 3 item 1 CO and the Articles of Association, the General Meeting is competent for the election or re-election of the members of the Board of Directors and its Chairman. The re-elections will be carried out individually.

Further information can be found in the Annual Report 2024, pages 134 to 146.

4.1 Re-election of the Chairman

The Board of Directors **proposes** that Mr. Michael T. Fries be re-elected as a member of the Board of Directors and as its Chairman for a term of office extending until completion of the next Annual General Meeting.

4.2 Re-election of Directors

The Board of Directors **proposes** that each of Mr. Adam Bird, Ms. Ingrid Deltenre, Mr. Thomas D. Meyer, Ms. Catherine Mühlemann, Mr. Enrique Rodriguez and Mr. Lutz Schüler be re-elected as members of the Board of Directors for a term of office extending until completion of the next Annual General Meeting.

5. Re-elections to the Compensation Committee

The Board of Directors **proposes** that each of Mr. Adam Bird, Ms. Ingrid Deltenre and Mr. Enrique Rodriguez be re-elected as members of the Compensation Committee for a term of office extending until completion of the next Annual General Meeting.

Explanations:
Pursuant to article 698 para. 3 item 2 CO and the Articles of Association, the General Meeting is competent for the election or re-election of the members of the Compensation Committee. The re-elections will be carried out individually.

6. Re-election of the Auditors

The Board of Directors **proposes** that KPMG AG be re-elected as the auditors for the financial year 2025.

Explanations:
Pursuant to article 698 para. 2 item 2 CO and the Articles of Association, the General Meeting is responsible for the election or re-election of the auditors. KPMG AG has reconfirmed its independence required for this mandate.

7. Re-election of the Independent Voting Rights Representative

The Board of Directors **proposes** that Anwaltskanzlei Keller AG, Splügenstrasse 8, 8002 Zurich, Switzerland, be re-elected as the Independent Voting Rights Representative for a term of office extending until completion of the next Annual General Meeting.

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Explanations:
Pursuant to article 698 para. 3 item 3 CO and the Articles of Association, the General Meeting is competent for the election or re-election of the Independent Voting Rights Representative. Anwaltskanzlei Keller AG has reconfirmed its independence required for this mandate.

8. Compensation of the Board of Directors and the Executive Committee

8.1 Approval of the Maximum Aggregate Amount of Compensation of the Board of Directors

The Board of Directors **proposes** to approve a maximum aggregate amount of compensation of the Board of Directors for the term of office from the 2025 General Meeting to the 2026 Annual General Meeting of CHF 2.1 million.

Explanations:
Pursuant to article 698 para. 3 item 4 CO and the Articles of Association, the General Meeting is competent for the approval of the maximum aggregate amount of compensation of the Board of Directors.

The compensation system of the Board of Directors is explained in detail on pages 161 et seqq. of the Annual Report 2024.

Members of the Board of Directors receive a fixed compensation. The proposed maximum aggregate amount of compensation for the Board of Directors for the period until the next Annual General Meeting is expected to cover the following compensation components:

- Board fees, including base fees and committee fees for the Chairman and the other members of the Board of Directors proposed for re-election above.
- Social security contributions (excluding employer social security contributions) to be paid (or expected to be paid) by the Company pursuant to applicable law.
- A reserve amount, which allows for flexibility to accommodate such factors as significant additional workload of Board members, including membership in ad hoc committees, or an increase in social security contributions due to a change of domicile of a member of the Board of Directors or of applicable contribution rates.

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The actual pay-out, including the split among these components (whose elements and amounts are subject to change), for the upcoming term of office will be disclosed in the compensation report 2025.

The members of the Board of Directors may elect to receive their board fees in Sunrise shares.

8.2 Approval of the Maximum Aggregate Amount of Compensation of the Executive Committee for Financial Year 2026

The Board of Directors **proposes** to approve a maximum aggregate amount of compensation of the Executive Committee for the financial year 2026 of CHF 22.0 million.

Explanations:
Pursuant to article 698 para. 3 item 4 CO and the Articles of Association, the General Meeting is competent for the approval of the maximum aggregate amount of compensation of the Executive Committee.

The compensation system of the Executive Committee is explained in detail on pages 165 et seqq. of the Annual Report 2024.

Members of the Executive Committee receive compensation packages consisting of a fixed base salary in cash, a performance-related bonus, share-based incentives and other benefits.

The proposed maximum aggregate amount of CHF 22.0 million for the 2026 financial year is based on the Executive Committee composition as of the date of the 2025 Annual General Meeting, being nine members including the Chief Executive Officer. The proposed maximum aggregate amount is comprised of the following components:

- Gross base salaries, estimated pension and social security contributions (excluding employer social security contributions) to be paid (or expected to be paid) by the Company pursuant to applicable pension plans and laws and fringe benefits including car allowance and relocation/housing/schooling allowances amounting to CHF 5.5 million in the aggregate.
- Performance-related annual bonuses under the annual Short Term Incentive Plan (STIP). The amount of CHF 8.1 million is based on the maximum bonus pay-out of 150% under the applicable Short Term Incentive Plan and the assumption of a maximum participation level in the below explained Shareholding Incentive Plan (SHIP) 2026.

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- Grants of Restricted Share Units (RSUs) to employees who have elected to participate in the SHIP 2026. Members of the Executive Committee may elect to receive up to 100% of their earned annual bonus 2026 in the form of Class A Shares in 2027. In 2027, the Company plans to grant SHIP 2026 participants additional RSUs equal to 12.5% of the gross number of Class A Shares they have elected to receive under the SHIP 2026. All RSUs granted under the SHIP 2026 will vest into Class A Shares in 2028, subject to, among other things, the respective member of the Executive Committee still holding all Class A Shares purchased under the SHIP 2026.
- Grants of Performance Share Units (PSUs) under the Long Term Incentive Plan (LTIP) at a target value at grant amounting to CHF 6.3 million. The vesting of the PSUs that will be granted in the financial year 2026 into Class A Shares is subject to, among other things, the continued service and employment with Sunrise through 2029. The actual number of Class A Shares to be delivered to each member of the Executive Committee will depend on the achievement of predetermined performance criteria in 2026, 2027 and 2028, and ranges from 0 to 1.85 Class A Shares per PSU, with a target vesting ratio of 1 Class A Share per PSU.
- A reserve amount of CHF 2.1 million intended to provide flexibility in the compensation structure and to accommodate such factors as a significant additional workload of Executive Committee members, or an increase in social security contributions due to a change of domicile of a member of the Executive Committee or due to applicable contribution rates.

For a more complete understanding of the compensation amounts relevant to the 2026 financial year, the illustration below also shows the STIP target value at 100% target achievement.

The actual pay-out, including the split among these components (whose elements and amounts are subject to change), for the financial year 2026 will be disclosed in the compensation report 2026.


Maximum aggregate amount of compensation of the Executive Committee for financial year 2026 subject to the shareholder vote
CHF 22,0 million
72% of the maximum amount (excluding the reserve) is performance-based.
Reserve
CHF 2,10 million
LTIP Grant Value
CHF 6,30 million
STIP Maximum Value (150% target achievement)
CHF 8,10 million
Annual Base Salary, Pension & Other Benefits
CHF 5,50 million
STIP Target Value (100% target achievement)
CHF 5,40 million

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DOCUMENTATION & ORGANIZATIONAL MATTERS

Documentation

This invitation to the General Meeting, the agenda and the proposals of the Board of Directors will be sent to the duly registered shareholders of the Company. The Annual Report, including the compensation report, the annual financial statements for the financial year 2024[2], the consolidated financial statements for the calendar year 2024, the associated reports of the auditors, as well as the non-financial reporting for the calendar year 2024 are available to the shareholders on www.sunrise.ch/en/corporate/investor-relations/reports.

The documents relevant for the General Meeting will be published on www.sunrise.ch/en/corporate/investor-relations/events-presentations.

Registration and Participation at the General Meeting

Only shareholders entered in the share register of the Company with the right to vote on 5 May 2025, 17:00 CEST, will be entitled to participate at the General Meeting. Shareholders intending to personally participate at the General Meeting can request their admission cards using the Application/Proxy Form enclosed with the invitation.

Shareholders will only be able to cast their vote for the number of shares registered in the share register with voting rights on 5 May 2025, 17:00 CEST, to the extent they still hold those shares on the start of trading on the SIX Swiss Exchange on 12 May 2025.

[2]The Company's (standalone) annual statements for the financial year 2024 cover the period from its inception on 3 May 2024 to 31 December 2024.

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Shareholders do not need to attend the General Meeting in person to cast their vote. Instead, shareholders may choose to be represented by:

- another person, who does not need to be a shareholder; or
- Anwaltskanzlei Keller AG, Splügenstrasse 8, 8002 Zurich, Switzerland, as Independent Voting Rights Representative.

The voting instructions to the Independent Voting Rights Representative must be received no later than 9 May 2025, 23:59 CEST. The Independent Voting Rights Representative votes as instructed by the respective shareholder. To the extent shareholders do not provide specific voting instructions, they instruct the Independent Voting Rights Representative, by signing the Application/Proxy Form or submitting their voting instructions electronically, to exercise their voting rights in accordance with the proposal of the Board of Directors with regard to the items listed in this invitation. If unannounced motions or new motions with respect to the agenda items or motions set forth in this invitation are put forth before the General Meeting, they instruct the Independent Voting Rights Representative, in the absence of other specific instructions, to exercise their voting rights in accordance with the recommendation of the Board of Directors.

Electronic Proxies and Instructions to the Independent Voting Rights Representative

Shareholders may issue electronic authorisations and instructions to the Independent Voting Rights Representative online at https://www.gvote.ch. The necessary individual login data will be enclosed to the meeting materials to be supplied to each shareholder with voting rights. Shareholders have until 9 May 2025, 23:59 CEST, to issue electronic authorisations and instructions to the Independent Voting Rights Representative or to change any instructions they may already have given electronically. Shareholders who have issued electronic authorisations and instructions to the Independent Voting Rights Representative will not be permitted to cast their votes at the General Meeting in person but can attend the General Meeting as guest.

Language

The General Meeting will be held partially in German and in English with simultaneous translations into German or English, as applicable.

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Glattpark, 2 April 2025 For Sunrise the Board Communications of Directors of AG Chairman Michael T. Fries of the Board of Directors Enclosures: • Application/Proxy Form • Return Communications envelope to AG, Computershare Postfach, 4601 Schweiz Olten, Switzerland AG, Sunrise 16 Invitation Annual General Meeting Invitation Annual General Meeting 17

Sunrise Thurgauerstrasse Communications 101B AG 8152 Glattpark (Opfikon)